1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 5, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

INSIDE INFORMATION
ANNOUNCEMENT ON THE PROPOSED TRANSFER OF ALL SHARES OF
JIAOZUO WANFANG HELD BY THE COMPANY

This announcement is made by Aluminum Corporation of China Limited* (the "Company" together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

On 5 January 2015, the board of directors (the "Board") of the Company resolved to transfer 17.25% shares of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.* ("Jiaozuo Wanfang") () held by the Company to an independent third party (as defined in the Listing Rules) (the "Share Transfer"). The specific plan (including way of transfer and the determination principle of transfer price, etc.) of the Share Transfer will be formulated subject to the requirements under the relevant laws and regulations in the PRC.

Jiaozuo Wanfang is a joint stock limited company established in the PRC, primarily engaged in aluminum smelting and processing, whose shares are listed in Shenzhen Stock Exchange. Based on the PRC GAAP, the operating revenue of Jiaozuo Wanfang was RMB5,969 million, RMB6,124 million and RMB5,616 million respectively and its net profits were RMB381 million, RMB-15 million and RMB263 million respectively for each year from 2011 to 2013. As at 31 December 2013, the audited total assets, total liabilities and the owners' equity of Jiaozuo Wanfang amounted to RMB7,194 million, RMB2,867 million and RMB4,326 million, respectively. As at the date of this announcement, the Company holds 207,451,915 shares of Jiaozuo Wanfang, representing 17.25% of total share capital of Jiaozuo Wanfang.

The Share Transfer is made in accordance with the relevant requirements of China Securities Regulatory Commission in relation to solving horizontal competition of listed companies and reducing related transactions of listed companies. Completion of the Share Transfer will effectively solve the problems which the Company has been encountering, namely the horizontal competition (as defined in the laws and regulations of the PRC) with Jiaozuo Wanfang and the related transactions (as defined in the laws and regulations of the PRC) since the acquisition of Jiaozuo Wanfang by the Company in 2006.

Based on the information currently available for the Company, the Company expects that the Share Transfer will constitute a discloseable transaction under Chapter 14 of the Listing Rules, and is subject to the reporting and announcement requirements, but is exempt from shareholders' approval requirement. As at the date of this announcement, the Company has not entered into any agreement in relation to the Share Transfer with any independent third party. Upon the agreement to be entered into between the Company and the independent third party in relation to the Share Transfer, the Company will comply with relevant disclosure requirements under Chapter 14 of the Listing Rules.

Pursuant to the relevant requirements of the laws and regulations of the PRC, the Share Transfer shall be subject to the consent of the State-owned Assets Supervision and Administration Commission of the State Council and approval of the Company's shareholders. The 2015 first extraordinary general meeting of the Company will be held on 26 February 2015 to consider the matters relating to the Shares Transfer.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary
Beijing, the PRC
5 January 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

*For identification purpose only
About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary